CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$5,000,000	$573.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated February 6, 2012 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$5,000,000

FLOATING RATE RANGE ACCRUAL NOTES DUE FEBRUARY 28, 2022

Principal Amount:	US$5,000,000	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Reoffer	Series:	Global Medium-Term Notes, Series A
Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	February 28, 2012
Original Trade Date:	February 6, 2012	Maturity Date:	February 28, 2022
CUSIP:	06738KN98	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
ISIN:	US06738KN985
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other (_________________)	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Index Business Day:

A day, as determined by the Calculation Agent, on which each of the relevant exchange(s) on which each Index component is traded is scheduled to be open for trading and trading is generally conducted on each such relevant exchange.

Interest Rate Type (see Interest Rate Formula below):		Day Count Convention (or Fraction):

☐     Fixed Rate

☐     Regular Floating Rate

☐     Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☒    Other (see description in this free writing prospectus)

		☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate: Consumer Price Index (the “CPI”)		Reference Month: 3 calendar months prior to the month of the relevant payment date
		Maximum Interest Rate:	For any Interest Period, the Inside Range Rate specified for that Interest Period under “Inside Range Rate” below.

		Minimum Interest Rate:	For any Interest Period, 0.00% per annum.
Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date the interest rate per annum will be equal to the greater of:

(a)          the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor; and

(b)   Zero.

If on any calendar day in any Interest Period the Index Level is less than the Index Barrier, interest will accrue at a rate of 0.00% per annum for that day.  If the Index Level is below the Index Barrier on every calendar day in an Interest Period, no interest will accrue for that Interest Period.  Furthermore, for each Interest Period commencing on or after February 28, 2013, no interest will be payable for any Interest Period for which the CPI Performance plus the spread of 2.00% is less than or equal to 0.00%, even if the Index Level is equal to or greater than the Index Barrier on one or more days during such Interest Period.

Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which the Index Level observed on that day is greater than or equal to the applicable Index Barrier, divided by the total number of calendar days in that Interest Period.  Notwithstanding anything else to the contrary, if any calendar day during an Interest Period is not an Index Business Day, or if the Index is subject to a Market Disruption Event, then the Index Level will equal the Index Level observed on the immediately preceding Index Business Day on which no Market Disruption Event has occurred.

Rate Cut-Off:

For any Interest Period, the Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the Index Level observed on such fifth Index Business Day prior to that Interest Payment Date.

Index:

S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the Index, see the information set forth under “Equity Indices—S&P 500® Index” in the index supplement.

Index Level

For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-89 of the accompanying Prospectus Supplement.

Inside Range Rate (the “Range”):	For Interest Periods commencing Inside Range Rate on or after: (per annum) Original Issue Date 5.00% February 28, 2013 CPI Performance* plus 2.00%
Index Barrier:	For Interest Periods commencing on or after: Index Barrier Original Issue Date 1000
Interest Payment Dates:	☒ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on the 28th day of every month, commencing on March 28, 2012 and ending on the Maturity Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $30.00 per $1,000 principal amount, or 3.00%, resulting in aggregate proceeds to Barclays Bank PLC of $4,850,000.  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page PS-1.

*        As defined in the accompanying prospectus supplement. For a description of the calculation of CPI Performance, see “Hypothetical Interest Rate and Interest Payment Calculations” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, the index supplement dated May 31, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•                  Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement, index supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Interest Payment Risk/The Amount of Interest Payable on the Notes Could Be 0.00% — The amount of interest payable on the Notes in any Interest Period, if any, will be dependent the number of calendar days, if any, on which the Index Level is at or above the Index Barrier during such Interest Period.  In addition, for each Interest Period commencing on or after February 28, 2013, the amount of interest payable on the Notes, if any, will be dependent also on the level of the Reference Rate for that Interest Period.

Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate and/or the Index. Instead, the amount of interest payable on the Notes for any Interest Period is dependent on whether, and the extent to which, during a given Interest Period, the Index Level is greater than or equal to the Index Barrier.  For each calendar day in an Interest Period on which the Index Level is greater than or equal to the applicable Index Barrier, the applicable Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Index Level is less than the Index Barrier, no interest will accrue.

As a result, if the Index Level is less than the Index Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Index Level is less than the Index Barrier.  Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.  If, on every calendar day in an Interest Period, the Index Level is less than the applicable Index Barrier, then you will receive no interest payments for that Interest Period.  If the Index Level is less than the Index Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you would receive no interest payments on your Notes throughout their term).

•                  Reference Rate Risk — For each Interest Period commencing on or after February 28, 2013, the Inside Range Rate, which is used to determine the interest payable on the Notes, if any, is linked to the CPI Performance, which for each Interest Payment Date is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the third calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”), as described in the accompanying prospectus supplement.  For example, since the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June of any year, the Reference Month would be March, and the amount of interest paid on the Interest Payment Date in June would be calculated using a CPI Performance that reflects the annual percentage change in the CPI from the March of the prior year to March of the year in which the Interest Payment Date occurs.  Because the variable rate paid on the Notes is linked to the CPI Performance, if the CPI decreases, does not increase, or increases only minimally, the amount of interest for any Interest Payment Date may be lower than for any prior Interest Payment Date and could be zero; as a result, the effective interest rate on the Notes and the value of the Notes may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating. In addition, you are assuming the risk that the Bureau of Labor Statistics may change the way in which the CPI is calculated, which changes may impact the CPI Performance used to calculate interest for the Notes and could result in lower or no interest payments.  Therefore, even if the Index Level is equal to or greater than the Index Barrier during one or more calendar days during an Interest Period, you may receive no interest payments for that Interest Period.

In addition, the CPI Performance is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the Notes.  Accordingly, an investment in the Notes may not fully offset any inflation actually experienced by investors in the notes.  In addition, for each Interest Period commencing on or after February 28, 2013, the Notes will not pay any interest for any calendar day on which the Index Level is less than the Index Barrier, regardless of the CPI Performance.  As a result, the Notes will not offset at all any inflation experienced by investors in the Notes if the Index Level has declined below the Index Barrier.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate and the Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Reference Rate and the Index;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 the dividend rate on the common stocks underlying the Index;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest, if any, on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for each Interest Period.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the value for the  Index Level is determined and is then evaluated relative to the Index Barrier (that is, whether the Index on that day is equal to or above  the Index Barrier).  Under the Interest Rate Formula, the amount of interest payable on the Notes for any Interest Period is dependent on the Accrual Factor.  The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which the Index Level is greater than or equal to the Index Barrier, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: For Interest Periods Commencing On or After February 28, 2013, Calculate CPI Performance for the applicable Interest Payment Date.

As described in the accompanying prospectus supplement, for each Interest Payment Date commencing on or after February 28, 2013, CPI Performance is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the third calendar month prior to the month of the relevant Interest Payment Date (the Reference Month). (For Interest Periods commencing on or after the Issue Date, to but excluding the February 28, 2013, the Inside Range Rate will be a fixed percentage and calculation of the CPI Performance in not necessary.)

Stated mathematically, CPI Performance will be calculated as follows:

CPI Performance =	CPIF – CPII
CPII

where,

CPIF = the CPI level for the applicable Reference Month; and

CPII = the CPI level for the month one year prior to the applicable Reference Month.

For example, because the Reference Month is the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June 2014, the applicable Reference Month would be March 2014, and CPI Performance would equal the annual percentage change in the CPI from the March 2013 to March 2014. Similarly, for an Interest Payment Date in March 2015, the applicable Reference Month would be December 2014, and CPI Performance would equal the annual percentage change in the CPI from the December 2013 to December 2014.

The following two examples illustrate how a hypothetical CPI Performance would be calculated for an Interest Payment Date in November 2014, with the Reference Month being the third month prior, August 2014:

Example 1: Assuming a hypothetical CPI level of 204 for August 2013 and 208 for August 2014, CPI Performance for November 2014 would be 1.96%, calculated as follows:

208 – 204	= 1.96%
204

Example 2: Assuming a hypothetical CPI level of 204 for August 2013 and 199 for August 2014, CPI Performance for November 2014 would be -2.45%, calculated as follows:

199 – 204	= -2.45%
204

Step 3: Calculate the Inside Range Rate for each Interest Payment Date.

For each Interest Period commencing on or after the Issue Date, to but excluding February 28, 2013, the Inside Range Rate for any applicable Interest Payment Date equals 5.00% per annum.   For each Interest Period commencing on or after February 28, 2013, the Inside Range Rage for any applicable Interest Payment Date equals the CPI Performance, determined as described above, (ii) plus the spread of 2.00%.  If the CPI Performance for an Interest Period is zero or a negative percentage, no interest will be payable for that Interest Period.  See “Selected Risk Factors – Reference Rate Risks”.

Step 4: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Index Level is greater than or equal to the Index Barrier, the Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Index Level is less than the Index Barrier, no interest will accrue.

Stated mathematically, the interest rate per annum for any Interest Period to which the Interest Rate Formula applies will be equal to the greater of:

(a)  the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor, and

(b)  zero.

The maximum possible per annum interest rate for any Interest Period is the applicable Inside Range Rate, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that  the Index Level is less than the applicable Index Barrier.  As a result, the possible per annum interest rate for any Interest Period could potentially be zero. See “Selected Risk Factors—Interest Payment Risk”.

Step 5: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following tables and examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period under different Accrual Factor and CPI Performance scenarios.  Table A illustrates the calculation of per annum interest rates and interest payment amounts for the initial Interest Periods for which the Inside Range Rate used to determine per annum interest payments, if any, is a fixed interest rate, while Table B illustrates the same for the later Interest Periods for which interest the Inside Range Rate is a floating interest rate.

The scenarios have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Reference Rate and/or the Index. Numbers in the tables below have been rounded for ease of analysis.

The examples below assume the Notes are held until the Maturity Date and no Market Disruption Event with respect to the Index has occurred or is continuing on any Index Business Day during the hypothetical Interest Periods. These examples do not take into account any tax consequences from investing in the Notes.  The table below assumes that each Interest Period contains 30 calendar days.

Table A (Interest Periods commencing on or after the Issue Date, to but excluding, February 28, 2013)

Inside Range Rate *	Hypothetical Per Annum Interest Rate ***
	(Number of Accrual Days **)
	0	5	10	15	20	25	30
5.00%	0.00%	0.83%	1.67%	2.50%	3.33%	4.17%	5.00%

* The Inside Range Rate for Interest Periods commencing on or after the Issue Date, to but excluding February 28, 2013, is equal 5.00% per annum.

** Interest accrues only on calendar days in an Interest Period on which the Index Level observed on that day is greater than or equal to the Index Barrier.  The Accrual Factor is the number of such accrual days in such Interest Period divided by divided by the total number of calendar days in that Interest Period.

*** The per annum interest rate will be equal to the greater of (a) the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor; and (b) Zero. In order to determine the effective interest rate payable on each monthly Interest Payment Date, the per annum interest rate is multiplied by the day count fraction (30/360), and the product of the per annum interest rate and the day count fraction is then multiplied by $1,000.

The examples below relate to the calculation of per annum interest rates and interest payment amounts for the initial Interest Periods for which the Inside Range Rate used to determine per annum interest payments, if any, is a fixed interest of 5.00% per annum.  The examples that follow Table B relate to the calculation of per annum interest rates and interest payment amounts for the later Interest Periods for which the Inside Range Rate used to determine per annum interest payments, if any, is a floating rate of interest,

Example 1:  On every day during the relevant Interest Period the Index Level is greater than or equal to the applicable Index Barrier.

The Accrual Factor would equal 100%, or 1.0, and the Inside Range Rate is equal to the specified fixed rate of 5.00% per annum .  As a result, the Inside Range Rate would accrue for every day in the Interest Period, and the per annum interest rate for that Interest Period would be equal to the Inside Range Rate of 5.00%.  Accordingly, you would receive an interest payment of $4.17 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

Effective Interest Rate = 5.00% x (30/360) = 0.417%

Interest Payment = $1,000 x 0.417% = $4.17

Example 2: On every day during the relevant Interest Period the Index Level is less than the Index Barrier,

The Accrual Factor would equal 0%, or 0.0, and the Inside Range Rate is equal to the specified fixed rate of 5.00% per annum.    In this case, because the Accrual Factor is equal to 0%, no interest would accrue on any day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related monthly Interest Payment Date (the interest payment would be $0).

Example 3:  On 33.33% of the calendar days during the relevant Interest Period the Index Level is greater than or equal to the Index Barrier,

The Accrual Factor would equal 33.33%, or 0.3333 and the Inside Range Rate is equal to the specified fixed rate of 5.00% per annum.    In this case, the Inside Range Rate of 5.00% per annum would accrue for 33.33% of the days in that Interest Period, while no interest would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 1.42%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (5.00% x 0.3333) = 1.67%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $1.39 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

Effective Interest Rate = 1.67% x (30/360) = 0.139%

Interest Payment = $1,000 x 0.139% = $1.39

Table B (Interest Periods commencing on or after February 28, 2013)

CPI Performance	Inside Range Rate *	Hypothetical Per Annum Interest Rate *** (Number of Accrual Days **)
		(0)	(5)	(10)	(15)	(20)	(25)	(30)

-4.00%	-2.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

-3.75%	-1.75%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

-3.25%	-1.25%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

-2.75%	-0.75%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

-2.25%	-0.25%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

-1.75%	0.25%	0.00%	0.04%	0.08%	0.13%	0.17%	0.21%	0.25%

-1.25%	0.75%	0.00%	0.13%	0.25%	0.38%	0.50%	0.63%	0.75%

-0.75%	1.25%	0.00%	0.21%	0.42%	0.63%	0.83%	1.04%	1.25%

-0.25%	1.75%	0.00%	0.29%	0.58%	0.88%	1.17%	1.46%	1.75%

0.25%	2.25%	0.00%	0.38%	0.75%	1.13%	1.50%	1.88%	2.25%

0.75%	2.75%	0.00%	0.46%	0.92%	1.38%	1.83%	2.29%	2.75%

1.25%	3.25%	0.00%	0.54%	1.08%	1.63%	2.17%	2.71%	3.25%

1.75%	3.75%	0.00%	0.63%	1.25%	1.88%	2.50%	3.13%	3.75%

2.25%	4.25%	0.00%	0.71%	1.42%	2.13%	2.83%	3.54%	4.25%

2.75%	4.75%	0.00%	0.79%	1.58%	2.38%	3.17%	3.96%	4.75%

3.25%	5.25%	0.00%	0.88%	1.75%	2.63%	3.50%	4.38%	5.25%

3.75%	5.75%	0.00%	0.96%	1.92%	2.88%	3.83%	4.79%	5.75%

4.25%	6.25%	0.00%	1.04%	2.08%	3.13%	4.17%	5.21%	6.25%

4.75%	6.75%	0.00%	1.13%	2.25%	3.38%	4.50%	5.63%	6.75%

5.25%	7.25%	0.00%	1.21%	2.42%	3.63%	4.83%	6.04%	7.25%

5.75%	7.75%	0.00%	1.29%	2.58%	3.88%	5.17%	6.46%	7.75%

* The Inside Range Rate for Interest Periods commencing on or after February 28, 2013 is equal to the CPI Performance plus 2.00%.

** Interest accrues only on calendar days in an Interest Period on which the Index Level observed on that day is greater than or equal to the Index Barrier.  The Accrual Factor is the number of such accrual days in such Interest Period divided by divided by the total number of calendar days in that Interest Period.

*** The per annum interest rate will be equal to the greater of (a) the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor; and (b) Zero. In order to determine the effective interest rate payable on each monthly Interest Payment Date, the per annum interest rate is multiplied by the day count fraction (30/360), and the product of the per annum interest rate and the day count fraction is then multiplied by $1,000.

Example 1:  The CPI Performance for the relevant Interest Period is equal to 3.75%, and on every day during the relevant Interest Period the Index Level is greater than or equal to the applicable Index Barrier.

The Accrual Factor would equal 100%, or 1.0, and the Inside Range Rate would equal 5.75% (the sum of the CPI Performance and 2.00%).  As a result, the Inside Range Rate would accrue for every day in the Interest Period, and the per annum interest rate for that Interest Period would be equal to the Inside Range Rate of 5.75%, the maximum per annum interest rate for that Interest Period.  Accordingly, you would receive an interest payment of $4.79 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

Effective Interest Rate = 5.75% x (30/360) = 0.479%

Interest Payment = $1,000 x 0.479% = $4.79

Example 2: The CPI Performance for the relevant Interest Period is equal to 6.50%, and on every day during the relevant Interest Period the Index Level is less than the Index Barrier,

The Accrual Factor would equal 0%, or 0.0, and the Inside Range Rate would equal 8.50% (the sum of the CPI Performance and 2.00%).    In this case, because the Accrual Factor is equal to 0%, no interest would accrue on any day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related monthly Interest Payment Date (the interest payment would be $0).

Example 3:  The CPI Performance for the relevant Interest Period is equal to 2.25%, and on 33.33% of the calendar days during the relevant Interest Period the Index Level is greater than or equal to the Index Barrier,

The Accrual Factor would equal 33.33%, or 0.3333, and the Inside Range Rate would equal 4.25% (the sum of the CPI Performance and 2.00%).    In this case, the Inside Range Rate of 4.25% would accrue for 33.33% of the days in that Interest Period, while no interest would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 1.42%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (4.25% x 0.3333) = 1.42%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $4.20 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

Effective Interest Rate = 1.42% x (30/360) = 0.118%

Interest Payment = $1,000 x 0.118% = $1.18

Example 4:  The CPI Performance for the relevant Interest Period is equal to 2.25%, and on 66.67% of the calendar days during the relevant Interest Period the Index Level is greater than or equal to the Index Barrier,

The Accrual Factor would equal 66.67%, or 0.6667, and the Inside Range Rate would equal 4.25% (the sum of the CPI Performance and 2.00%).    In this case, the Inside Range Rate of 4.25% would accrue for 66.67% of the days in that Interest Period, while no interest would accrue for the remaining 33.33% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.83%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (4.25% x 0.6667) = 2.83%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $2.36 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.83% x (30/360) = 0.236%

Interest Payment = $1,000 x 0.236% = $2.36

Example 5:  The CPI Performance for the relevant Interest Period is equal to -2.00%, and on every calendar day during the relevant Interest Period the Index Level is greater than or equal to the Index Barrier,

The Accrual Factor would equal 100.00%, or 100 and the Inside Range Rate would equal 0.00% (the sum of the CPI Performance and -2.00%).  In this case, In this case, because the Inside Range Rate is equal to 0.00%, no interest would accrue on any day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related monthly Interest Payment Date (the interest payment would be $0).

HISTORICAL REFERENCE RATE INFORMATION

The following table sets forth historical CPI levels and CPI growth for the months indicated in 2005 through December 2011.  Historical CPI levels and growth should not be taken as an indication of future levels or percentage increases or decreases of the Reference Rate, and no assurance can be given that the Reference Rate will increase sufficiently to cause the holders of Notes to receive interest payments on each or any Interest Payment Date.

	2006		2007		2008		2009		2010		2011

	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*
January	198.3	3.99%	202.416	2.08%	211.080	4.28%	211.143	0.03%	216.687	2.63%	220.223	1.63%

February	198.7	3.60%	203.499	2.42%	211.693	4.03%	212.193	0.24%	216.741	2.14%	221.309	2.11%

March	199.8	3.36%	205.352	2.78%	213.528	3.98%	212.709	-0.38%	217.631	2.31%	223.467	2.68%

April	201.5	3.55%	206.686	2.57%	214.823	3.94%	213.240	-0.74%	218.009	2.24%	224.906	3.16%

May	202.5	4.17%	207.949	2.69%	216.632	4.18%	213.856	-1.28%	218.178	2.02%	225.964	3.57%

June	202.9	4.32%	208.352	2.69%	218.815	5.02%	215.693	-1.43%	217.965	1.05%	225.722	3.56%

July	203.5	4.15%	208.299	2.36%	219.964	5.60%	215.351	–2.10%	218.011	1.24%	225.922	3.63%

August	203.9	3.82%	207.917	1.97%	219.086	5.37%	215.834	–1.48%	218.312	1.15%	226.545	3.77%

September	202.9	2.06%	208.490	2.76%	218.783	4.94%	215.969	–1.29%	218.439	1.14%	226.889	3.87%

October	201.8	1.31%	208.936	3.54%	216.573	3.66%	216.177	–0.18%	218.711	1.17%	226.421	3.53%

November	201.5	1.97%	210.177	4.31%	212.425	1.07%	216.330	–1.84%	218.803	1.14%	226.23	3.39%

December	201.8	2.54%	210.036	4.08%	210.228	0.09%	215.949	2.72%	219.179	1.50%	225.672	2.96%

*                    “Growth” means the annual percentage change in the level of the CPI (that is, for CPI in any month of any year, the percentage change relative to the same month in the preceding year).

Source: Bureau of Labor Statistics website.

HISTORICAL INDEX INFORMATION

The following graph sets forth the historical performance of the Index from January 2, 2002 through February 1, 2012.   The past historical performance of the Index should not be taken as an indication of future performance, and we cannot give you any assurance that the Index Level will be equal to or higher than the Index Barrier on any calendar day during any Interest Period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.

 PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE PERFORMANCE

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes during one or more taxable years.  Additionally, any gain recognized on a sale, upon maturity, or on any other disposition of the Notes will be treated as ordinary income.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for federal income tax purposes may differ from the amount you pay for the Notes.   You may obtain the issue price of each Note by contacting Director – Structuring, Investor Solutions Americas at (212) 412-1101.  If you purchase the Notes for an amount that differs from their issue price, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  You should consult your own tax advisor regarding these rules.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent has committed to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series will be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, the Notes will have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

US$5,000,000

BARCLAYS BANK PLC

FLOATING RATE RANGE ACCRUAL NOTES DUE FEBRUARY 28, 2022

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010,
PROSPECTUS SUPPLEMENT DATED MAY 27, 2011 AND THE
INDEX SUPPLEMENT DATED MAY 31, 2011)